Mail Stop 7010
						August 19, 2005

via U.S. mail and Facsimile

Stephen R. Light
President and Chief Executive Officer
Flow International Corporation
23500 64th Avenue South
Kent, WA 98032

	Re:	Flow International Corporation
Form S-1/A filed August 8, 2005
File No. 333-125113

Dear Mr. Light:

      We have limited our review of your filing to those issues we
have addressed in our comments.    Feel free to call us at the
telephone numbers listed at the end of this letter.

Form S-1/A filed August 8, 2005


Prospectus Cover Page

1. It appears that Rule 2520 relates to margin requirements.
Please
tell us the basis for the increase and if it is because of Rule
2520,
how this relates to your increase.

Risk Factors, page 5

2. We note your response to prior comment five. We also note the selling shareholder section in which you discuss the limitations upon the selling shareholders` ability to enter into short sales.
Please
provide a cross-reference to that discussion.

3. We note your response to prior comment six. It appears that we mistakenly referred to underwriters instead of lenders. We note that you issued a number of anti-dilution warrants to your lenders because the common shares issued in the PIPE transaction were issued at less than market price. Please tell us whether under your credit agreements, you are required to issue additional anti-dilution warrants to your lenders in the future. To the extent that you would be required to issue additional anti-dilution warrants to your lenders in the future, you should provide the information requested in prior comment six.

Selling Stockholders, page 64
4. We note your response to prior comment seven; however, we believe that you should include a separate section titled "Certain Relationships and Related Transactions" for information about material relationships and related transactions, in addition to the information about material relationships required in the selling shareholder section. See Item 404 and Item 507 of Regulation S-K. In addition, you should state, if true, that you entered into a Securities Purchase Agreement with accredited investors and the units were issued to these investors in a private placement. You should also state the exemption relied upon to offer and sell the securities in the private placement and discuss the facts that support the exemption. In addition, you should disclose the name of any placement agent used in the transaction.

5. We note your response to prior comment four. Rather than merely juxtaposing the purchase price of the common shares with the closing price of the stock the day the PIPE agreement was entered into, please specifically disclose the percentage of the discount received by the selling shareholders. With regard to the common shares underlying the warrants, please provide the percent discount received if the warrants had been exercised on the day the PIPE agreement was entered into.

Plan of Distribution, page 69

6. We note your response to prior comment 11. As previously requested, please tell us whether any of the selling shareholders are an affiliate of a broker-dealer. In this regard, we note the last sentence in the seventh paragraph.

7. We note your revised disclosure that Bank of America Securities is a registered broker-dealer; however, it does not appear that you have named Bank of America Securities as an underwriter. Please revise.

8. We note your response to prior comment 13. Please tell us the significance of the 500 share threshold for filing a prospectus supplement. For example, state whether this threshold is pursuant to a contractual obligation you have with the selling shareholders. In addition, please clarify that the 500 share threshold does not limit your obligation to file a prospectus supplement or post-effective amendment to disclose a fundamental change in the information set forth in the registration statement or to include material information with respect to the plan of distribution or any other material change to such information. See Item 512(a) of Regulation
S-K.

9. Please tell us what you mean when stating that a prospectus supplement or post-effective amendment will disclose "where applicable, that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and other facts material to the transaction." It appears that what you are saying is that future broker-dealers may not perform due diligence with regard to the use of the prospectus and are disclaiming responsibility. Please advise.

10. Please delete the statement "The SEC staff is of the view...underwriters under the Securities Act." Our prior comment 11 stated that any registered broker-dealers should be named as underwriters and requested additional information be included in the prospectus if any selling shareholder is an affiliate of a broker-dealer.

Exhibit 5.1

11. Please confirm in writing that you concur with our understanding that the reference and limitation to "Washington Business
Corporation
Act" includes the statutory provisions of the Washington
Constitution
and reported judicial decisions interpreting these laws.

12. We note the statement in the penultimate paragraph that you "undertake no obligation and hereby disclaim any obligation to advise upon any change in law, facts or circumstances, occurring after the date hereof...". Given that you do not intend to update the opinion, we believe your opinion should be revised to state that your opinion is provided as of the date the registration statement becomes effective or you should provide an updated opinion immediately preceding the time the registration statement becomes effective.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions on disclosure issues to Tamara
Brightwell, Staff Attorney, at (202) 551-3751 or, in her absence, to me at (202) 551-3767.


	Sincerely,



	Jennifer Hardy
	Branch Chief


cc: 	Robert S. Jaffee
	William Gleeson
	Preston Gates & Ellis LLP
	925 Fourth Avenue, Suite 2900
	Seattle, WA 98104
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Stephen R. Light
Flow International Corporation
August 19, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE